                                Filed pursuant to Rule 424(b)(3) and Rule 424(c) Registration No. 333-33208




                          PROSPECTUS SUPPLEMENT NO. 1


                               4,375,000 Shares

                               SMTC CORPORATION

                                 Common Stock



     This prospectus supplement amends the prospectus dated April 4, 2001 related to common stock that may be issued in exchange for exchangeable shares of SMTC Manufacturing Corporation of Canada to include information related to the financial condition and the results of operations for SMTC Corporation as of and for the quarter ended April 1, 2001.

     This prospectus supplement should be read in conjunction with the prospectus dated April 4, 2001, which is to be delivered with this prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.






May 16, 2001

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-Q
[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                 FOR THE QUARTERLY PERIOD ENDED APRIL 1, 2001
                                      OR

   [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM________ TO_________

                        COMMISSION FILE NUMBER 0-31051

                               SMTC CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                         98-0197680
      (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
    OF INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

                                 635 HOOD ROAD
                       MARKHAM, ONTARIO, CANADA L3R 4N6
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)  (ZIP CODE)

                                (905) 479-1810
             (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether SMTC Corporation: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [_].

As of April 1, 2001, SMTC Corporation had 22,318,820 shares of common stock, par value $0.01 per share, and one share of special voting stock, par value $0.01 per share, outstanding. As of April 1, 2001, SMTC Corporation's subsidiary, SMTC Manufacturing Corporation of Canada, had 6,370,959 exchangeable shares outstanding, each of which is exchangeable into one share of common stock of SMTC Corporation.

                               SMTC Corporation
                                   Form 10-Q

                               Table Of Contents

                                                                                               Page No.
                                                                                               --------
PART I        Financial Information                                                                 3

Item 1.       Financial Statements                                                                  3

              Consolidated Balance Sheets as of April 1, 2001
              and December 31, 2000                                                                 3

              Consolidated Statements of Earnings (Loss) for the three months ended
              April 1, 2001 and April 2, 2000                                                       4

              Consolidated Statements of Changes in Shareholders' Equity for the
              three months ended April 1, 2001                                                      5

              Consolidated Statements of Cash Flows for the three months ended
              April 1, 2001 and April 2, 2000                                                       6

              Notes to Consolidated Financial Statements                                            8

Item 2.       Management's Discussion and Analysis of Financial Condition and Results
              of Operations                                                                        14

Item 3.       Quantitative and Qualitative Disclosures about Market Risk                           30

PART II       Other Information                                                                    32

Item 1.       Legal Proceedings                                                                    32

Item 2.       Changes in Securities and Use of Proceeds                                            32

Item 3.       Defaults upon Senior Securities                                                      32

Item 4.       Submission of Matters to a Vote of Security Holders                                  32

Item 5.       Other Information                                                                    32

Item 6.       Exhibits and Reports on Form 8-K                                                     32

Signatures                                                                                         33

SMTC CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(Unaudited)

                        PART I   FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

=========================================================================================================
                                                                          April 1,         December 31,
                                                                           2001               2000
 Assets

Current assets:
   Cash and short-term investments                                       $  1,700          $  2,698
   Accounts receivable                                                    174,671           194,749
   Inventories (note 2)                                                   158,091           191,821
   Prepaid expenses                                                         5,687             5,233
   Deferred income taxes                                                    1,123             1,044
---------------------------------------------------------------------------------------------------------
                                                                          341,272           395,545

Capital assets                                                             59,717            58,564
Goodwill                                                                   78,038            80,149
Other assets                                                                9,618             9,859
Deferred income taxes                                                      12,859             3,359
---------------------------------------------------------------------------------------------------------
  Liabilities and Shareholders' Equity                                   $501,504          $547,476
=========================================================================================================

Current liabilities:
   Accounts payable                                                      $103,272          $141,574
   Accrued liabilities                                                     50,158            51,695
   Income taxes payable                                                     2,011             5,458
   Current portion of long-term debt                                        8,750             7,500
   Current portion of capital lease obligations                               198               995
---------------------------------------------------------------------------------------------------------
                                                                          164,389           207,222

Capital lease obligations                                                     556             1,242
Long-term debt                                                            125,537           108,305
Deferred income taxes                                                       2,221             2,221

Shareholders' equity:
   Capital stock                                                           77,431            77,427
   Warrants                                                                     -               367
   Loans receivable                                                           (13)              (27)
   Additional paid-in-capital                                             152,072           151,396
   Deficit                                                                (20,689)             (677)
---------------------------------------------------------------------------------------------------------
                                                                          208,801           228,486

---------------------------------------------------------------------------------------------------------
                                                                         $501,504          $547,476
=========================================================================================================

  See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Earnings (Loss)
(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

(Unaudited)

=========================================================================================
                                                              Three months ended
                                                         ----------------------------
                                                           April 1,        April 2,
                                                            2001             2000
-----------------------------------------------------------------------------------------
Revenue                                                  $  200,915       $  124,333

Cost of sales (including restructuring charge
  of $6,900; 2000 - $nil) (note 6)                          199,401          113,127
-----------------------------------------------------------------------------------------
Gross profit                                                  1,514           11,206

Selling, general and
 administrative expenses                                      9,795            7,679

Amortization                                                  2,352            1,272

Restructuring charge (note 6)                                15,754                -

-----------------------------------------------------------------------------------------

Operating income (loss)                                     (26,387)           2,255

Interest                                                      2,892            3,789

-----------------------------------------------------------------------------------------
Loss before income taxes                                    (29,279)          (1,534)

Income tax recovery                                          (9,267)             (91)

-----------------------------------------------------------------------------------------

Net loss                                                $   (20,012)      $   (1,443)

=========================================================================================

Loss per share:
   Basic                                                $     (0.71)      $    (1.16)
   Diluted                                              $     (0.71)      $    (1.16)

=========================================================================================

Weighted average number of common
 shares used in the calculations of
 loss per share:
   Basic                                                 28,362,053        2,414,642
   Diluted                                               28,362,053        2,414,642

=========================================================================================

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in thousands of U.S. dollars)

Three months ended April 1, 2001
(Unaudited)

==============================================================================================================================
                                                                     Additional
                                             Capital                   paid-in      Loans                    Shareholders'
                                              stock      Warrants      capital    receivable     Deficit         equity
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                   $77,427      $ 367      $151,396     $    (27)     $   (677)       $228,486

Warrants exercised                                 4       (367)          363            -           -                 -

Options exercised                                  -          -           313            -           -               313

Repayment of loans receivable                      -          -             -           14           -                14

Loss for the period                                -          -             -            -       (20,012)        (20,012)

------------------------------------------------------------------------------------------------------------------------------
Balance, April 1, 2001                       $77,431      $   -      $152,072     $    (13)     $(20,689)       $208,801
==============================================================================================================================

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)


---------------------------------------------------------------------------------------------
                                                                        Three months ended
                                                                     ------------------------
                                                                      April 1,       April 2,
                                                                          2001           2000
---------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
   Net loss                                                          $ (20,012)     $  (1,443)
   Items not involving cash:
       Amortization                                                      2,352          1,272
       Depreciation                                                      2,896          2,475
       Deferred income tax provision (benefit)                          (9,579)           225
       Loss on disposition of capital assets                                 -            (44)
       Impairment of assets                                              5,023              -
   Change in non-cash operating working capital:
       Accounts receivable                                              20,078         (9,054)
       Inventories                                                      33,730        (24,714)
       Prepaid expenses                                                 (1,196)        (1,694)
       Accounts payable, accrued liabilities and
         income taxes payable                                          (44,565)         7,394
   ------------------------------------------------------------------------------------------
                                                                       (11,273)       (25,583)

Financing:
   Increase in long-term debt                                           18,482         31,475
   Principal payments on capital leases                                   (204)          (418)
   Proceeds on issuance of common stock                                    313              -
   Repayment of loans receivable                                            14              -
   ------------------------------------------------------------------------------------------
                                                                        18,605         31,057

Investments:
   Purchase of capital assets                                           (8,330)        (2,490)
   Proceeds from sale of capital assets                                      -             44
   ------------------------------------------------------------------------------------------
                                                                        (8,330)        (2,446)
---------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                          (998)         3,028

Cash and cash equivalents, beginning period                              2,698          2,083
---------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                             $   1,700      $   5,111
=============================================================================================

See accompanying notes to consolidated financial statements.

SMTC CORPORATION
(FORMERLY HTM HOLDINGS, INC.)

Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of U.S. dollars)

(Unaudited)


--------------------------------------------------------------------------------
                                                            Three months ended
                                                           ---------------------
                                                            April 1,    April 2,
                                                                2001        2000
Supplemental disclosures:
   Cash paid during the period:
      Income taxes                                         $   3,601   $     837
      Interest                                                 2,826       3,919
   Non-cash investing and financing activities:
      Acquisition of equipment under
        capital lease                                              -         293
--------------------------------------------------------------------------------

Cash and cash equivalents is defined as cash and short-term investments.

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three months ended April 1, 2001 and April 2, 2000
(Unaudited)

--------------------------------------------------------------------------------

1.   Basis of presentation:

     The Company's accounting principles are in accordance with accounting principles generally accepted in the United States.

     The accompanying unaudited consolidated balance sheets as at April 1, 2001 and December 31, 2000, and the related unaudited consolidated statements of earnings (loss) for the three month period ended April 1, 2001 and April 2, 2000, the unaudited consolidated statement of changes in shareholders' equity for the three month period ended April 1, 2001; and the unaudited consolidated statements of cash flows for the three month period ended April 1, 2001 and April 2, 2000 have been prepared on substantially the same basis as the annual consolidated financial statements. Management believes the financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Company's financial position, operating results and cash flows for the periods presented. The results of operations for the three month period ended April 1, 2001 are not necessarily indicative of results to be expected for the entire year. These unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2000.

2.   Inventories:

     ---------------------------------------------------------------------
                                                  April 1,    December 31,
                                                      2001            2000
     ---------------------------------------------------------------------
     Raw materials                               $  94,905       $ 107,767
     Work in process                                36,211          56,521
     Finished goods                                 25,544          25,493
     Other                                           1,431           2,040
     ---------------------------------------------------------------------
                                                 $ 158,091       $ 191,821
     =====================================================================

SMTC CORPORATION

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three months ended April 1, 2001 and April 2, 2000
(Unaudited)

--------------------------------------------------------------------------------

3.   Loss per share:

     The following table sets forth the calculation of basic and diluted loss per common share


     -------------------------------------------------------------------------
                                                         Three months ended
                                                      ------------------------
                                                         April 1,     April 2,
                                                             2001         2000
     -------------------------------------------------------------------------
     Numerator:
        Net loss                                      $   (20,012)  $   (1,443)
        Less Class L preferred
          entitlement                                           -       (1,366)
     -------------------------------------------------------------------------
     Loss available to
       common shareholders                            $   (20,012)  $   (2,809)
     -------------------------------------------------------------------------

     Denominator:
        Weighted-average shares - basic                28,362,053    2,414,642
        Effect of dilutive securities:
             Employee stock options                             -            -
             Warrants                                           -            -

     -------------------------------------------------------------------------
        Weighted-average shares - diluted              28,362,053    2,414,642
     -------------------------------------------------------------------------

     Loss per share:
        Basic                                         $     (0.71)  $    (1.16)
        Diluted                                       $     (0.71)  $    (1.16)
     -------------------------------------------------------------------------

     For the three month period ended April 1, 2001 and April 2, 2000 options and warrants to purchase common stock were outstanding during those periods but were not included in the computation of diluted loss per share because their effect would be anti-dilutive on the loss per share for the period.

4.   Income taxes:

     The Company's effective tax rate differs from the statutory rate primarily due to non-deductible goodwill amortization and operating losses in certain jurisdictions.

SMTC CORPORATION

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three months ended April 1, 2001 and April 2, 2000
(Unaudited)

--------------------------------------------------------------------------------


5.   Segmented information:

     The Company derives its revenue from one dominant industry segment, the electronics manufacturing services industry. The Company is operated and managed geographically and has ten facilities in the United States, Canada, Europe and Mexico. The Company monitors the performance of its geographic operating segments based on EBITA (earnings before interest, taxes and amortization) before restructuring charges. Intersegment adjustments reflect intersegment sales that are generally recorded at prices that approximate arm's-length transactions. Information about the operating segments is as follows:

------------------------------------------------------------------------------------------------------
                    Three months ended April 1, 2001              Three months ended April 2, 2000
                  -------------------------------------       ----------------------------------------
                                                    Net                                            Net
                     Total    Intersegment     external          Total     Intersegment       external
                   revenue         revenue      revenue        revenue          revenue        revenue
------------------------------------------------------------------------------------------------------
United States     $158,475        $ (7,416)    $151,059       $106,796          $  (674)      $106,122
Canada              26,941            (887)      26,054         13,038             (985)        12,053
Europe               7,797               -        7,797          4,727           (1,476)         3,251
Mexico              24,469          (8,464)      16,005          2,921              (14)         2,907
------------------------------------------------------------------------------------------------------
                  $217,682        $(16,767)    $200,915       $127,482          $(3,149)      $124,333
======================================================================================================

EBITA (before restructuring charges):
    United States                              $  1,432                                       $  3,576
    Canada                                          580                                            728
    Europe                                         (201)                                          (494)
    Mexico                                       (3,192)                                          (284)
    --------------------------------------------------------------------------------------------------
                                                 (1,381)                                         3,527

    Interest                                      2,892                                          3,789
    Amortization                                  2,352                                          1,272
------------------------------------------------------------------------------------------------------
Earnings before income taxes
  and restructuring charges                    $ (6,625)                                      $ (1,534)
======================================================================================================

Capital expenditures:
    United States                              $  4,629                                       $  1,264
    Canada                                          756                                            665
    Europe                                           23                                            178
    Mexico                                        2,922                                            676
------------------------------------------------------------------------------------------------------
                                               $  8,330                                       $  2,783
======================================================================================================

SMTC CORPORATION

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three months ended April 1, 2001 and April 2, 2000
(Unaudited)

--------------------------------------------------------------------------------
5.   Segmented Information (Continued):

     The following enterprise-wide information is provided. Geographic revenue information reflects the destination of the product shipped. Long-lived assets information is based on the principal location of the asset.

     ===========================================================================
                                                        Three months ended
                                                     ------------------------
                                                     April 1,        April 2,
                                                         2001            2000
     ---------------------------------------------------------------------------
     Geographic revenue:
        United States                                $172,115        $110,881
        Canada                                         14,046           3,304
        Europe                                         12,060           7,795
        Asia                                            2,668           2,353
        Mexico                                             26               -
     ---------------------------------------------------------------------------
                                                     $200,915        $124,333
     ===========================================================================

     ===========================================================================
                                                     April 1,    December 31,
                                                         2001            2000
     ---------------------------------------------------------------------------
     Long-lived assets:
        United States                                $ 76,510        $ 79,136
        Canada                                         24,159          25,540
        Europe                                         19,757          20,410
        Mexico                                         17,329          14,627
     ---------------------------------------------------------------------------
                                                     $137,755        $138,713
     ===========================================================================

SMTC CORPORATION

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three months ended April 1, 2001 and April 2, 2000

--------------------------------------------------------------------------------

6.   Restructuring charge:

     During the quarter, in response to the slowing technology end market, the Company announced that, along with its work force reduction initiatives, it would close its assembly facility in Denver, Colorado. As a result, the Company recorded a restructuring charge of $22.7 million pre-tax during the quarter. The following table details the components of the restructuring charge, and the related amount included in accrued liabilities:

     -----------------------------------------------------------------------------------------------
                                                          Restructuring                   Amounts
                                                                 Charge               included in
                                                                              accrued liabilities
     -----------------------------------------------------------------------------------------------
     Inventory write-down                                 $     6,900                $         -
     Lease and other contractual obligations                    5,178                      5,127
     Severance                                                  2,526                      1,678
     Asset impairment                                           5,023                          -
     Other facility exit costs                                  3,027                      2,827
     -----------------------------------------------------------------------------------------------
                                                          $    22,654                $     9,632
     -----------------------------------------------------------------------------------------------

     The closure of the assembly facility in Denver involves the severance of employees, the disposition of assets and the decommissioning, exiting and subletting of the facility. The severance costs related to Denver include all 429 employees. The severance costs also include 847 plant and operational employees at our Mexico facility and 45 plant and operational employees at our Cork, Ireland facility. Of the total severance costs, $848 was paid out during the quarter.

     The asset impairment reflects the write-down of certain long lived assets primarily at the Denver location that became impaired as a result of the rationalization of facilities. The asset impairment was determined based on undiscounted projected future net cash flows relating to the assets resulting in a write-down to estimated salvage values.

     Other facility exit costs include personnel costs and other fees directly related to exit activities at the Denver location.

     The major components of the restructuring are estimated to be complete by early fiscal year 2002.

7.   Implementation of Recently Issued Accounting Standards:

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. SFAS No. 133 requires all derivatives to be recognized either as assets or liabilities and measured at fair value. SFAS No. 137 delays the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company implemented SFAS No. 133 for the first quarter of 2001. As

SMTC CORPORATION

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three months ended April 1, 2001 and April 2, 2000
(Unaudited)

--------------------------------------------------------------------------------

     a result of implementing SFAS No. 133, the Company has recorded the interest rate swaps in the balance sheet at fair value and recorded a $0.5 million charge to earnings representing the change in fair value of the swaps for the period. The fair value of the interest rate swaps at the date of implementation of SFAS No. 133 was not significant.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial statements of SMTC are prepared in accordance with United States GAAP, which conforms in all material respects to Canadian GAAP.

Consolidated Statement of Operations Data (excluding $22.7 million pre-tax restructuring charges):
(in millions, except per share amounts)

                                                                                         Three Months Ended
                                                                                 ---------------------------------
                                                                                  April 1, 2001     April 2, 2000
Revenue                                                                                $ 200.9          $ 124.3
Cost of sales                                                                            192.5            113.2
                                                                                 ---------------------------------
Gross profit                                                                               8.4             11.1
Selling, general and administrative expenses                                               9.8              7.7
Amortization                                                                               2.3              1.2
                                                                                 ---------------------------------
Operating income (loss)                                                                   (3.7)             2.2
Interest                                                                                   2.9              3.7
                                                                                 ---------------------------------
Loss before income taxes                                                                  (6.6)            (1.5)
Income tax recovery                                                                       (2.0)            (0.1)
                                                                                 ---------------------------------
Net loss                                                                               $  (4.6)        $   (1.4)
                                                                                 =================================
Net loss per common share:
    Basic                                                                              $ (0.16)        $  (1.16)
    Diluted                                                                            $ (0.16)        $  (1.16)
                                                                                 =================================
Weighted average number of shares outstanding:
    Basic                                                                               28,362            2,415
    Diluted                                                                             28,362            2,415
                                                                                 =================================

Consolidated Statement of Operations Data (including $22.7 million pre-tax restructuring charges):
(in millions, except per share amounts)
                                                                                         Three Months Ended
                                                                                 ---------------------------------
                                                                                  April 1, 2001     April 2, 2000
                                                                                 ---------------------------------
Revenue                                                                                $ 200.9          $ 124.3
Cost of sales                                                                            199.4            113.2
                                                                                 ---------------------------------
Gross profit                                                                               1.5             11.1
Selling, general and administrative expenses                                               9.8              7.7
Amortization                                                                               2.3              1.2
Restructuring charges                                                                     15.8                -
                                                                                 ---------------------------------
Operating income (loss)                                                                  (26.4)             2.2
Interest                                                                                   2.9              3.7
                                                                                 ---------------------------------
Loss before income taxes                                                                 (29.3)            (1.5)
Income tax recovery                                                                       (9.3)            (0.1)
                                                                                 ---------------------------------
Net loss                                                                               $ (20.0)         $  (1.4)
                                                                                 =================================
Net loss per common share:
    Basic                                                                              $ (0.71)         $ (1.16)
    Diluted                                                                            $ (0.71)         $ (1.16)
                                                                                 =================================
Weighted average number of shares outstanding:
    Basic                                                                               28,362            2,415
    Diluted                                                                             28,362            2,415
                                                                                 =================================

Other Financial Data - Consolidated Adjusted Net Earnings (Loss):
(in millions, except per share amounts)

                                                            Three Months Ended
                                                    ---------------------------------
                                                     April 1, 2001     April 2, 2000
                                                    ---------------------------------
Net loss                                                 $ (20.0)          $  (1.4)
Adjustments:
    Amortization of goodwill                                 2.1               1.0
    Restructuring  charges                                  22.7                 -
    Income tax effect                                       (7.7)             (0.2)
                                                    ----------------------------------
Adjusted net loss                                        $  (2.9)          $  (0.6)
                                                    ----------------------------------
Adjusted net loss per common share:
     Basic                                               $ (0.10)          $ (0.81)
     Diluted                                             $ (0.10)          $ (0.81)
                                                    ---------------------------------
Weighted average number of shares outstanding:
     Basic                                                28,362             2,415
     Diluted                                              28,362             2,415
                                                    =================================

As a result of the combination of Surface Mount and HTM and a number of subsequent acquisitions, we use consolidated adjusted net earnings (loss) as a measure of our operating performance. Consolidated adjusted net earnings (loss) is consolidated net earnings (loss) adjusted for acquisition related charges such as the amortization of goodwill, restructuring charges and the related income tax effect of these adjustments. Consolidated adjusted net earnings
(loss) is not a measure of performance under United States GAAP or Canadian GAAP. Consolidated adjusted net earnings (loss) should not be considered in isolation or as a substitute for net earnings prepared in accordance with United States GAAP or Canadian GAAP or as an alternative measure of operating performance or profitability.

Consolidated Balance Sheet Data:
(in millions)

                                                  As at             As at
                                                 April 1,         December 31,
                                                   2001              2000
                                             ----------------- -----------------
Cash and short-term investments                   $  1.7            $  2.7
Working capital                                    176.9             188.3
Total assets                                       501.5             547.5
Total debt, including current maturities           135.0             118.0
Shareholders' equity                               208.8             228.5

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading provider of advanced electronics manufacturing services, or EMS, to electronics industry original equipment manufacturers, or OEM's, worldwide. Our full range of value-added services include product design, procurement, prototyping, advanced cable and harness interconnect, high-precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after sales support.

SMTC Corporation, or SMTC, is the result of the July 1999 combination of the former SMTC Corporation, or Surface Mount, and HTM Holdings, Inc., or HTM. Upon completion of the combination and concurrent recapitalization, the former stockholders of HTM held approximately 58.0% of the outstanding shares of SMTC. We have accounted for the combination under the purchase method of accounting as a reverse acquisition of Surface Mount by HTM. Because HTM acquired Surface Mount for accounting purposes, HTM's assets and liabilities are included in our consolidated financial statements at their historical cost. The results of operations of Surface Mount are included in our consolidated financial statements from the date of the combination. Surface Mount was established in Toronto, Ontario in 1985. HTM was established in Denver, Colorado in 1990. SMTC was established in Delaware in 1998.

Our revenue has grown from approximately $59.0 million in 1997 to pro forma revenue of $842.6 million in 2000 through both internal growth and strategic acquisitions. The July 1999 combination of Surface Mount and HTM provided us with increased customer relationships. Collectively, since 1995 we have completed the following seven acquisitions:

     . Radian Electronics' operations, which enabled our expansion into Austin, Texas, and established our relationship with Dell, in 1996;

     . Ogden Atlantic Design's operations in Charlotte, North Carolina, which provided us with a facility in a major technology center in the Southeastern United States, in 1997;

     . Ogden International Europe's operations in Cork, Ireland, which expanded our global presence into Europe, in 1998;

     . Zenith Electronics' facility in Chihuahua, Mexico, which expanded our cost-effective manufacturing capabilities;

     . W.F. Wood, based outside Boston, Massachusetts, which provided us with a manufacturing presence in the Northeastern United States, expanded our value-added services to include high precision enclosures capabilities, and added EMC and Sycamore Networks as customers, in September 1999;

     . Pensar Corporation, located in Appleton, Wisconsin, which provided us with a wide range of electronics and design manufacturing services, on July 27, 2000 and concurrent with the closing of the initial offering; and

     . Qualtron Teoranta, with sites in both Donegal, Ireland and Haverhill, Massachusetts, which allowed us to expand our ability to provide customers with a broad range of services focusing on fiber optic connector assemblies and volume cable assemblies, on November 22, 2000.

In addition, we completed the following financing activities in 2000:

Initial Public Offering

     . On July 27, 2000, we completed an initial public offering of our common stock in the United States and the exchangeable shares of our subsidiary, SMTC Manufacturing Corporation of Canada, in Canada, raising net proceeds (not including proceeds from the sale of shares upon the exercise of the underwriters' over-allotment option) of $157.1 million;

     . Concurrent with the effectiveness of the initial public offering, we completed a share capital reorganization;

     . In connection with the initial public offering, we entered into an amended and restated credit agreement with our lenders, which provided for an initial term loan of $50.0 million and revolving credit loans, swing line loans and letters of credit up to $100.0 million;

     . On July 27, 2000, we paid a fee of $1.8 million to terminate a management agreement under which we paid quarterly fees of approximately $0.2 million; and

     . On August 18, 2000, we sold additional shares of common stock upon exercise of the underwriters' over-allotment option, raising net proceeds of $24.6 million.

Pre Initial Public Offering

     . In May 2000, we issued senior subordinated notes to certain shareholders for proceeds of $5.0 million, which were repaid with the proceeds of our initial public offering;

     . On May 18, 2000, we issued 41,667 warrants for $2.5 million cash consideration in connection with the May 2000 issue of $5.0 million in senior subordinated notes; and

     . On July 3, 2000, we issued demand notes in the aggregate principal amount of $9.9 million, which were repaid with the proceeds of our initial public offering.

Due to the continued economic downturn in the technology sectors, we expect that we will be unable in the near term to maintain the historic growth we have achieved to date. We expect lower sales volumes driven by push outs and cancellations of orders and the general slow down of many of our technology OEM customers.

During the first quarter of 2001, in response to the slowing technology end market, we announced that we would close our Denver, Colorado facility, leaving in place a sales and marketing presence to service the Rocky Mountain region. Production at the Denver facility, one of the last remaining sites not recently refurbished, will be migrated to SMTC facilities closer to customer locations, and to our recently retrofitted and expanded lower cost, Chihuahua facility. In connection with the closure of the Denver facility, and other cost realignment initiatives, we recorded a restructuring charge of $22.7 million pre-tax during the quarter, consisting primarily of an inventory write-down, an asset impairment charge, lease and other contractual charges and employee severance and other facility exit costs. The major components of the restructuring are expected to be complete by early fiscal year 2002.

We continue to seek acquisition opportunities that enable us to expand our geographic reach, add manufacturing capacity and diversify into new markets. We are considering potential acquisitions in North America and Europe, and we are targeting Asia for future expansion. We intend to continue to capitalize on attractive acquisition opportunities in the EMS marketplace, and our goal is generally to have each acquisition be accretive to earnings after a transition period of approximately one year. We also plan to continue our strategy of augmenting our existing EMS capabilities with the addition of related value-added services. By expanding the services we offer, we believe that we will be able to expand our business with our existing customers and develop new opportunities with potential customers.

Consistent with our past practices and normal course of business, we engage from time to time in discussions with respect to potential acquisitions. While we have identified several opportunities that would expand our global presence, add to our value-added services and establish strategic relationships with new customers, we are not currently party to any definitive acquisition agreements.

We used approximately $143.7 million of the proceeds from our initial public offering to reduce indebtedness under our credit facility. On July 27, 2000, we entered into an amended and restated credit facility with our lenders, which provided for an initial term loan of $50.0 million and revolving credit loans, swing line loans and letters of credit up to $100.0 million. As at April 1, 2001, we had borrowed $134.3 million under this facility. We intend to continue to borrow under our credit facility to finance working capital growth and any cash portion of future acquisitions.

We currently provide turnkey manufacturing services to the majority of our customers. In 2000, 98.8% of our pro forma revenue was from turnkey manufacturing services compared to 97.1 % in 1999. From July 1999 to March 2000, under the terms of a production agreement with Zenith, we manufactured products for Zenith on a consignment basis. In a consignment arrangement, we provide manufacturing services only, while the customer purchases the materials and components necessary for production. In April 2000, we began to purchase materials for Zenith, and as a result, our relationship with Zenith evolved into a turnkey manufacturing relationship. Turnkey manufacturing services typically result in higher revenue and higher gross profits but lower gross profit margins when compared to consignment services.

With our turnkey manufacturing customers, we generally operate under contracts that provide a general framework for our business relationship. Our actual production volumes are based on purchase orders under which our customers do not commit to firm production schedules more than 30 to 90 days in advance. In order to minimize customers' inventory risk, we generally order materials and components only to the extent necessary to satisfy existing customer forecasts or purchase orders. Fluctuations in material costs are typically passed through to customers. We may agree, upon request from our customers, to temporarily delay shipments, which causes a corresponding delay in our revenue recognition. Ultimately, however, our customers are generally responsible for all goods manufactured on their behalf.

We service our customers through a total of ten facilities located in the United States, Canada, Europe and Mexico. In the first quarter of 2001, approximately 75.0% of our revenue was generated from operations in the United States, approximately 13.0% from Canada, approximately 4.0% from Europe and approximately 8.0% from Mexico. Our facility in Chihuahua was acquired in July 1999 from Zenith Electronics Corporation. We expect to continue to increase revenue from this facility, with the transfer of certain production from other facilities and with the addition of new business and increased volume from our current business.


Our fiscal year end is December 31. The consolidated financial statements of SMTC are prepared in accordance with United States GAAP, which conforms in all material respects to Canadian GAAP.

SMTC Corporation

Results of Operations

The following table sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

Excluding $22.7 million pre-tax restructuring charges


                                                    Three months Ended
                                              ------------------------------
                                               April 1, 2001  April 2, 2000
                                              ------------------------------
Revenue                                             100.0%           100.0%
Cost of sales                                        95.8             91.1
                                              ------------------------------
Gross profit                                          4.2              8.9
Selling, general and administrative
    expenses                                          4.9              6.2
Amortization                                          1.1              0.9
Operating income (loss)                              (1.8)             1.8
Interest                                              1.4              3.0
                                              ------------------------------
Loss before income taxes                             (3.2)            (1.2)
Income tax recovery                                  (0.9)            (0.1)
Net loss                                             (2.3)            (1.1)
                                              ------------------------------


Including $22.7 million pre-tax restructuring charges

                                                   Three months Ended
                                         -------------------------------------
                                           April 1, 2001        April 2, 2000
                                         -------------------------------------
Revenue                                           100.0%               100.0%
Cost of sales                                      99.3                 91.1
                                         -------------------------------------
Gross profit                                        0.7                  8.9
Selling, general and administrative
    expenses                                        4.9                  6.2
Amortization                                        1.1                  0.9
Restructuring charges                               7.9                    -
                                         -------------------------------------
Operating income (loss)                           (13.2)                 1.8
Interest                                            1.4                  3.0
                                         -------------------------------------
Loss before income taxes                          (14.6)                (1.2)
Income tax recovery                                (4.6)                (0.1)
                                         -------------------------------------
Net loss                                          (10.0)                (1.1)
                                         =====================================



Quarter ended April 1, 2001 compared to the quarter ended April 2, 2000

Revenue

Revenue increased $76.6 million, or 61.6%, from $124.3 million in the first quarter of 2000 to $200.9 million in the first quarter of 2001. The increase in revenue is due to the acquisitions of Pensar and Qualtron, the transition of our Chihuahua facility from consignment to turnkey and organic growth. Pensar and Qualtron contributed $25.8 million and $8.2 million, respectively, to the increase in revenue. Revenue at our Chihuahua facility increased $21.6 million from $2.9 million in the first quarter of 2000 to $24.5 million in the first quarter of 2001. Organic revenue from both existing and new customers grew $21.0 million or 17.3% during the first quarter of 2001. We recorded approximately $11.5 million of sales of raw materials inventory to customers, which carry no margin, during the first quarter of 2001, compared to $4.2 million in the first quarter of 2000.

Revenue from IBM of $30.5 million, Dell of $22.4 million and Alcatel of $20.1 million for the first quarter of 2001 was 15.2%, 11.1%, and 10.0% respectively, of total revenue. In the first quarter of 2000, revenue from Dell of $32.6 million represented 26.2% of total revenue. The 2000 revenue from Dell consisted of approximately $12.4 million of revenue derived from personal computer based products and $20.2 million of revenue derived from networking based products, whereas the 2001 revenue from Dell consisted entirely of revenue derived from networking based products. IBM did not exceed 10% of revenue and Alcatel was not a customer of ours during the first quarter of 2000. No other customers represented more than 10% of revenue.

In the first quarter of 2001, 75.2% of our revenue was generated from operations in the United States, 12.9% from Canada, 8.0% from Mexico and 3.9% from Europe. In the first quarter of 2000, 85.4% of our revenue was generated from operations in the United States, 9.7% from Canada, 2.6% from Europe and 2.3% from Mexico.

Gross Profit

Gross profit, excluding a $6.9 million restructuring charge related to a write-down of inventory related to the closure of our Denver facility, decreased $2.7 million from $11.1 million in the first quarter of 2000 to $8.4 million in the first quarter of 2001. Our gross profit margin, excluding the restructuring charge, decreased from 8.9% in the first quarter of 2000 to 4.2% in the first quarter of 2001.

The decline in the gross profit was due to an under absorption of the fixed production overheads. The gross margin decreased due to lower utilization of fixed costs and a change in revenue mix to include a higher proportion of raw materials sales and turnkey sales rather than consignment sales. The lower utilization of fixed costs accounted for 2.5% of the decline in gross margin and the change in revenue mix accounted for 2.2% of the decline in gross margin.

Gross profit including $6.9 million of the total restructuring charge was $1.5 million at a gross margin of 0.7%.

Selling, General & Administrative Expenses

Selling, general and administrative expenses increased $2.1 million from $7.7 million in the first quarter of 2000 to $9.8 million in the first quarter of 2001. As a percentage of revenue, selling, general and administrative expenses decreased from 6.2% in 2000 to 4.9% in 2001. The increase from 2000 is due to the acquisitions of Pensar and Qualtron.

Amortization

Amortization of intangible assets of $2.3 million in the first quarter of 2001 included the amortization of $0.6 million of goodwill related to the combination of Surface Mount and HTM, $0.4 million of goodwill related to the acquisition of W.F. Wood, $0.7 million related to the acquisition of Pensar and $0.4 million related to the acquisition of Qualtron. Amortization of intangible assets in the first quarter of 2001 also included the amortization of $0.1 million of deferred finance costs related to the establishment of our senior credit facility in July 2000 and $0.1 million of deferred equipment lease costs.

Amortization of $1.2 million in the first quarter of 2000 included the amortization of $0.6 million of goodwill related to the combination of Surface Mount and HTM, $0.4 million of goodwill related to the acquisition of W.F. Wood, $0.1 million of deferred finance costs related to the establishment of our senior credit facility in July 1999 and $0.1 million of deferred equipment lease costs.

Restructuring Charge

In response to the economic slowdown, we announced during the first quarter of 2001 that along with other cost realignment initiatives, we will close our assembly facility located in Denver, Colorado. As such a restructuring charge of $22.7 million pre-tax was recorded, consisting of an inventory write-down of $6.9 million, lease and other contractual obligations of $5.2 million, severance costs of $2.5 million, asset impairment charges of $5.0 million and other facility exit charges of $3.1 million. Of the total restructuring charge, $19.1 million relates to the closure of our Denver facility. The closure of the assembly facility in Denver involves the severance of employees, the disposition of assets and the decommissioning, exiting and subletting of the facility. The severance costs related to Denver include all 429 employees. The severance costs also include 847 plant and operational employees at our Mexico facility and 45 plant and operational employees at our Cork, Ireland facility. Of the total severance costs, $848 was paid out during the quarter. The asset impairment reflects the write-down of certain long lived assets primarily at the Denver location that became impaired as a result of the rationalization of facilities. The asset impairment was determined based on undiscounted projected future net cash flows relating to the assets resulting in a write-down to estimated salvage values. Other facility exit costs include personnel costs and other fees directly related to exit activities at the Denver location.

The non-cash component of the write-down is $11.9 million. We recorded an income tax recovery of $7.3 million related to the restructuring charge at an effective rate of 32.2%.

The major components of the restructuring are estimated to be complete by early fiscal year 2002.

Interest Expense

Interest expense decreased $0.8 million from $3.7 million in the first quarter of 2000 to $2.9 million in the first quarter of 2001. The weighted average interest rates with respect to the debt for the first quarter of 2000 and the first quarter of 2001 were 10% and 8.7%, respectively. Interest expense included a charge of $0.5 million related to the change in the fair value of interest rate swaps, offset by $0.6 million of interest capitalized on construction in progress.

Income Tax Expense

In the first quarter of 2001 an income tax recovery of $9.3 million was recorded on a pre-tax loss of $29.3 million resulting in an effective tax recovery rate of 31.7%, as we were not able to claim a recovery on losses of $1.2 million incurred by our Irish subsidiary or deduct $1.0 million of goodwill related to the combination of Surface Mount and HTM and the acquisition of Qualtron.

In the first quarter of 2000, an income tax recovery of $0.1 million was recorded on a pre-tax loss of $1.5 resulting in an effective income tax recovery rate of 6.7% as we were not able to claim a recovery on losses of $0.5 million incurred by our Irish subsidiary or deduct $0.6 million of goodwill expense related to the combination of Surface Mount and HTM.

Liquidity and Capital Resources

Our principal sources of liquidity are cash provided from operations and from borrowings under our senior credit facility and our access to the capital markets. Our principal uses of cash have been to finance mergers and acquisitions, to meet debt service requirements and to finance capital expenditures and working capital requirements. We anticipate that these will continue to be our principal uses of cash in the future.

Net cash used for operating activities for the three month period ended April 2, 2000 was $25.6 million compared to net cash used for operating activities of $11.3 million for the three month period ended April 1, 2001. The continued focus on improving our accounts receivable and inventory levels during the quarter led to the reduced use of working capital.

Net cash provided by financing activities for the three month period ended April 2, 2000 was $31.1 million due to the net increase of borrowings of $31.5 million which was offset by capital lease payments of $0.4 million. Net cash provided by financing activities for the three month period ended April 1, 2001 was $18.6 million due to an increase in long-term debt of $18.5 million, the proceeds from issuance of capital stock on the exercise of options of $0.3 million, which was offset by payment of capital leases of $0.2 million. As at April 1, 2001, we had borrowed $134.3 million under our credit facility. We intend to continue to borrow under our credit facility to finance working capital growth and any cash portion of future acquisitions.

Net cash used in investing activities for the three months ended April 2, 2000 was $2.5 million due to the net purchase of capital assets. Net cash used in investing activities for the three months ended April 1, 2001 was $8.3 million due to net purchase of capital assets. We expect our capital expenditures for the balance of the year to be approximately $7.0 million to $8.0 million.

Our management believes that cash generated from operations, available cash and amounts available under our senior credit facility will be adequate to meet our debt service requirements, capital expenditures and working capital needs at our current level of operations and organic growth, although no assurance can be given in this regard. If we experience strong growth or pursue acquisitions, we will likely require additional capital. There can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to enable us to service our indebtedness. Our future operating performance and ability to service or refinance indebtedness will be subject to future economic conditions and to financial, business and other factors, certain of which are beyond our control.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. SFAS No. 133 requires all derivatives to be recognized either as assets or liabilities and measured at fair value. SFAS No. 137 delays the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. We have implemented SFAS No. 133 for the first quarter of 2001. As a result of implementing SFAS 133, we have recorded the interest rate swaps in our balance sheet at fair value and recorded a charge to earnings representing the change in fair value of the swaps for the period.

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed in this Form 10-Q are forward-looking in nature. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally; these expectations may differ materially from SMTC's actual future experience involving any one or more of such matters and subject areas. SMTC cautions readers that all statements other than statements of historical facts included in this report on Form 10-Q regarding SMTC's financial position and business strategy may constitute forward-looking statements. All of these forward-looking statements are based upon estimates and assumptions made by SMTC's management, which although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed on such estimates and statements. No assurance can be given that any of such estimates or statements will be realized, and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include: (1) increased competition; (2) increased costs;
(3) the inability to consummate business acquisitions on attractive terms; (4) the loss or retirement of key members of management; (5) increases in SMTC's cost of borrowings or lack of availability of additional debt or equity capital on terms considered reasonable by management; (6) credit agreement covenant violations; (7) adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; (8) changes in general economic conditions in the markets in which SMTC may compete and fluctuations in demand in the electronics industry; (9) the inability to manage inventory levels efficiently in light of changes in market conditions; and (10) the inability to sustain historical margins as the industry develops. SMTC has attempted to identify certain of the factors that it currently believes may cause actual future experiences to differ from SMTC's current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed in the foregoing, SMTC's business and results of operations are subject to the risks and uncertainties described under the heading "Factors That May Affect Future Results" below. The operations and results of SMTC's business may also be subject to the effect of other risks and uncertainties. Such risks and uncertainties include, but are not limited to, items described from time to time in SMTC's reports filed with the Securities and Exchange Commission.

FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

A majority of our revenue comes from a small number of customers; if we lose any of our largest customers, our revenue could decline significantly.

Our largest customer in the first quarter of 2001 was IBM, which represented approximately 15.2% of our total revenue for such period. Our next five largest customers collectively represented an additional 28.3% of our total revenue in the first quarter of 2001. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. In addition to having a limited number of customers, we manufacture a limited number of products for each of our customers. If we lose any of our largest customers or any product line manufactured for one of our largest customers, we could experience a significant reduction in our revenue. Also, the insolvency of one or more of our largest customers or the inability of one or more of our largest customers to pay for its orders could decrease revenue. As many of our costs and operating expenses are relatively fixed, a reduction in net revenue can decrease our profit margins and adversely affect our business, financial condition and results of operations.

Our industry is very competitive and we may not be successful if we fail to compete effectively.

The electronics manufacturing services (EMS) industry is highly competitive. We compete against numerous domestic and foreign EMS providers including Celestica Inc., Flextronics International Ltd., Jabil Circuit, Inc., SCI Systems, Inc. and Solectron Corporation. In addition, we may in the future encounter competition from other large electronics manufacturers that are selling, or may begin to sell, electronics manufacturing services. Many of our competitors have international operations, and some may have substantially greater manufacturing, financial research and development and marketing resources and lower cost structures than we do. We also face competition from the manufacturing operations of current and potential customers, which are continually evaluating the merits of manufacturing products internally versus the advantages of using external manufacturers.

We may experience variability in our operating results, which could negatively impact the price of our shares.

Our annual and quarterly results have fluctuated in the past. The reasons for these fluctuations may similarly affect us in the future. Historically, our calendar fourth quarter revenue has been highest and our calendar first quarter revenue has been lowest. Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period. Our operating results may fluctuate in the future as a result of many factors, including:

     . variations in the timing and volume of customer orders relative to our manufacturing capacity;

     .    variations in the timing of shipments of products to customers;

     .    introduction and market acceptance of our customers' new products;

     .    changes in demand for our customers' existing products;

     . the accuracy of our customers' forecasts of future production requirements;

     . effectiveness in managing our manufacturing processes and inventory levels;

     . changes in competitive and economic conditions generally or in our customers' markets;

     .    changes in the cost or availability of components or skilled labor;
          and

     . the timing of, and the price we pay for, acquisitions and related integration costs.

In addition, most of our customers typically do not commit to firm production schedules more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Sometimes anticipated orders from certain customers have failed to materialize, and sometimes delivery schedules have been deferred as a result of changes in a customer's business needs. Any material delay, cancellation or reduction of orders from our largest customers could cause our revenue to decline significantly. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can decrease our gross margins and adversely affect our business, financial condition and results of operations. On other occasions, customers have required rapid and unexpected increases in production, which have placed burdens on our manufacturing capacity. Any of these factors or a combination of these factors could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the electronics industry, which produces technologically advanced products with short life cycles.

Substantially all of our customers are in the electronics industry, which is characterized by intense competition, short product life-cycles and significant fluctuations in product demand. In addition, the electronics industry is generally subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. Our success is largely dependent on the success achieved by our customers in developing and marketing their products. Furthermore, this industry is subject to economic cycles and has in the past experienced downturns. A recession or a downturn in the electronics industry would likely have a material adverse effect on our business, financial condition and results of operations.

Shortage or price fluctuation in component parts specified by our customers could delay product shipment and affect our profitability.

A substantial portion of our revenue is derived from "turnkey" manufacturing. In turnkey manufacturing, we provide both the materials and the manufacturing services. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have a material adverse effect on our business, financial condition and results of operations. We are required to forecast our future inventory needs based upon the anticipated demands of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease profit margins and operating income. Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay productions of all products using that component or cause cost increases in the services we provide. In addition, in the past, some of the materials we use, such as memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. Also, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce operating income. Also we rely on a variety of common carriers for materials transportation, and we route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced significant growth in a short period of time and may have trouble integrating acquired businesses and managing our expansion.

Since 1995, we have completed eight acquisitions. Acquisitions may involve numerous risks, including difficulty in integrating operations, technologies, systems, and products and services of acquired companies; diversion of management's attention and disruption of operations; increased expenses and working capital requirements; entering markets in which we have limited or no prior experience and where competitors in such markets have stronger market positions; and the potential loss of key employees and customers of acquired companies. In addition, acquisitions may involve financial risks, such as the potential liabilities of the acquired businesses, the dilutive effect of the issuance of additional equity securities, the incurrence of additional debt, the financial impact of transaction expenses and the amortization of goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting, and possible adverse tax and accounting effects. We have a limited history of owning and operating our acquired businesses on a consolidated basis. There can be no assurance that we will be able to meet performance expectations or successfully integrate our acquired businesses on a timely basis without disrupting the quality and reliability of service to our customers or diverting management resources. Our rapid growth has placed and will continue to place a significant strain on management, on our financial resources, and on our information, operating and financial systems. If we are unable to manage this growth effectively, it may have a material adverse effect on our business, financial condition and results of operations.

Our acquisition strategy may not succeed.

As part of our business strategy, we expect to continue to grow by pursuing acquisitions of other companies, assets or product lines that complement or expand our existing business. Competition for attractive companies in our industry is substantial. We cannot assure you that we will be able to identify suitable acquisition candidates or finance and complete transactions that we select. Our failure to execute our acquisition strategy may have a material adverse effect on our business, financial condition and results of operation. Also, if we are not able to successfully complete acquisitions, we may not be able to compete with larger EMS providers who are able to provide a total customer solution.

If we do not effectively manage the expansion of our operations, our business may be harmed.

We have grown rapidly in recent periods, and this growth may be difficult to sustain. Internal growth and further expansion of services may require us to expand our existing operations and relationships. We plan to expand our design and development services and our manufacturing capacity by expanding our facilities and by adding new equipment. Expansion has caused, and is expected to continue to cause, strain on our infrastructure, including our managerial, technical, financial and other resources. Our ability to manage future growth effectively will require us to attract, train, motivate and manage new employees successfully, to integrate new employees into our operations and to continue to improve our operational and information systems. We may experience inefficiencies as we integrate new operations and manage geographically dispersed operations. We may incur cost overruns. We may encounter construction delays, equipment delays or shortages, labor shortages and disputes, and production start-up problems that could adversely affect our growth and our ability to meet customers' delivery schedules. We may not be able to obtain funds for this expansion on acceptable terms or at all. In addition, we expect to incur new fixed operating expenses associated with our expansion efforts, including increases in depreciation expense and rental expense. If our revenue does not increase sufficiently to offset these expenses, our business, financial condition and results of operations would be materially adversely affected.

If we are unable to respond to rapidly changing technology and process development, we may not be able to compete effectively.

The market for our products and services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. In addition, the EMS industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. There can be no assurance that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. There can be no assurance that capital will be available for these purposes in the future or that investments in new technologies will result in commercially viable technological processes.

Our business will suffer if we are unable to attract and retain key personnel and skilled employees.

We depend on the services of our key senior executives, including Paul Walker, Philip Woodard, Gary Walker and Derrick D'Andrade. Our business also depends on our ability to continue to recruit, train and retain skilled employees, particularly executive management, engineering and sales personnel. Recruiting personnel in our industry is highly competitive. In addition, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition. There can be no assurance that we will be able to retain our executive officers and key personnel or attract qualified management in the future.

Risks particular to our international operations could adversely affect our overall results.

Our success will depend, among other things, on successful expansion into new foreign markets in order to offer our customers lower cost production options. Entry into new foreign markets may require considerable management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenue is generated. As a result, operations in a new foreign market may operate at low profit margins or may be unprofitable. Pro forma revenue generated outside of the United States and Canada was approximately 11% in 2000. International operations are subject to inherent risks, including:

     .    fluctuations in the value of currencies and high levels of inflation;

     . longer payment cycles and greater difficulty in collecting amounts receivable;

     . unexpected changes in and the burdens and costs of compliance with a variety of foreign laws;

     .    political and economic instability;

     .    increases in duties and taxation;

     . inability to utilize net operating losses incurred by our foreign operations to reduce our U.S. and Canadian income taxes;

     . imposition of restrictions on currency conversion or the transfer of funds; and

     .    trade restrictions.

We are subject to a variety of environmental laws, which expose us to potential financial liability.

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental and safety laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a major consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused such release. In addition we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of a contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby having a material adverse effect on our operations. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our future indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business.

At April 1, 2001 we had $134.3 million of indebtedness under our senior credit facility. We plan to incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes. This debt could have adverse consequences for our business, including:

     .    We will be more vulnerable to adverse general economic conditions;

     . We will be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

     . We may have difficulty obtaining additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     . We may have limited flexibility in planning for, or reacting to, changes in our business and industry;

     . We could be limited by financial and other restrictive covenants in our credit arrangements in our borrowing of additional funds; and

     . We may fail to comply with the covenants under which we borrowed our indebtedness, which could result in an event of default. If an event of default occurs and is not cured or waived, it could result in all amounts outstanding, together with accrued interest, becoming immediately due and payable. If we were unable to repay such amounts, the lenders could proceed against any collateral granted to them to secure that indebtedness.

There can be no assurance that our leverage and such restrictions will not materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, our ability to pay principal and interest on our indebtedness to meet our financial and restrictive covenants and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings under our senior credit facility or successor facilities.

The terms of our credit agreement impose significant restrictions on our ability to operate.

The terms of our current credit agreement restrict, among other things, our ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. We are also required to maintain specified financial ratios and satisfy certain financial condition tests, which further restrict our ability to operate as we choose. Substantially all of our assets and those of our subsidiaries are pledged as security under our senior credit facility.

Investment funds affiliated with Bain Capital, Inc., investment funds affiliated with Celerity Partners, Inc., Kilmer Electronics Group Limited and certain members of management have significant influence over our business, and could delay, deter or prevent a change of control or other business combination.

Investment funds affiliated with Bain Capital, Inc., investment funds affiliated with Celerity Partners, Inc., Kilmer Electronics Group Limited and certain members of management held approximately 12.9%, 12.1%, 7.1% and 13.2%, respectively, of our outstanding shares as of March 16, 2001. In addition, three of the nine directors who serve on our board are, or were, representatives of the Bain funds, two are representatives of the Celerity funds, two are representatives of Kilmer Electronics Group Limited and two are members of management. By virtue of such stock ownership and board representation, the Bain funds, the Celerity funds, Kilmer Electronics Group Limited and certain members of management have a significant influence over all matters submitted to our stockholders, including the election of our directors, and exercise significant control over our business policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable.

Provisions in our charter, by-laws and certain provisions under Delaware law may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our shares could suffer.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our senior credit facility bears interest at a floating rate. The weighted average interest rate on our senior credit facility for the quarter ended April 1, 2001 was 8.6%. We reduce our exposure to interest rate risks through swap agreements. We have entered into swap agreements to hedge $65.0 million of our outstanding debt. Under the terms of our current swap agreement expiring on September 22, 2001, the maximum annual rate we would pay on approximately $65.0 million of our debt is 8.7%, as of April 1, 2001. The remainder of our debt of $69.3 million bore interest at 7.6% on April 1, 2001 based on the Eurodollar base rate. If the Eurodollar base rate increased by 10% to 8.1%, our interest expense on the unhedged portion of our debt would increase by approximately $0.4 million and the fair value of our interest rate swap would increase by approximately $0.4 million for the balance of 2001.

Foreign Currency Exchange Risk

Most of our sales and purchases are denominated in U.S. dollars, and as a result we have relatively little exposure to foreign currency exchange risk with respect to sales made. As a result of our Qualtron acquisition, we have assumed forward exchange contracts to sell U.S. dollars for Irish punts. The aggregate principal amount of the contracts was $ 5.05 million at April 1, 2001 and was valued at the closing dollar exchange rate of $1.11 for financial statement purposes. These contracts mature at various dates through July 31, 2001. If the U.S. dollar strengthened by 10% against the Irish punt, we would experience an exchange loss of approximately $0.6 million in 2001.

                           PART II OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

The Company is currently not a party to any material legal actions or proceedings.

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS.  Not applicable.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES.  None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.  None.

ITEM 5.   OTHER INFORMATION.  None.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

     (a)  List of Exhibits:    None.
          -----------------


     (b)  Reports on Form 8-K: A current report on Form 8-K was filed on
          --------------------
February 5, 2001 as an amendment to a Form 8-K filed on December 7, 2000, which reported SMTC's November 22, 2000 acquisition of Qualtron Teoranta under Item 2. The February 5, 2001 Form 8-K amended the December 7, 2000 Form 8-K by providing the financial statements and pro forma financial information of Qualtron Teoranta under Item 7.

                                  SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, SMTC Corporation has duly caused this quarterly report to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Markham, province of Ontario, on the 15/th/ day of May, 2001.


                                SMTC CORPORATION

                                       By: /s/ Paul Walker
                                           ---------------

                                          Name: Paul Walker
                                          Title: President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

      Signature                 Title                             Date
      ---------                 -----                             ----

      /s/ Richard Smith         Chief Financial Officer           May 15, 2001
      ----------------
      Richard Smith